October 9, 2019

Stavros Triant
Chief Executive Officer
Golden Developing Solutions, Inc.
4100 E Mississippi Ave, Suite 315
Denver, CO 80246

       Re: Golden Developing Solutions, Inc.
           Amendment No. 2 to Form 10-12G
           Filed August 14, 2019
           File No. 000-56051

Dear Mr. Triant:

        We issued comments to you on the above captioned filing on September 6, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 24, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jacqueline Kaufman,
Staff Attorney at 202-551-3797 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services